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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-8885

The Newhall Land and Farming Company
(A California Limited Partnership)

(Exact name of registrant as specified in its charter)

23823 Valencia Boulevard, Valencia, California  91355

(661) 255-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depositary Receipts

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(1)(i)	☒	Rule l2h-3(b)(l)(i)	☒
Rule l2g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule l2g-4(a)(2)(i)	☐	Rule l2h-3(b)(2)(i)	☐
Rule l2g-4(a)(2)(ii)	☐	Rule l2h-3(b)(2)(ii)	☐
		Rule l5d-6	☐

Approximate number of holders of record as of the certification or notice date:   0 (zero)*

* Effective as of January 27, 2004, NWHL Acquisition L.P., a California limited partnership (“Acquisition”), merged with and into The Newhall Land and Farming Company (A California Limited Partnership) (the “Company”), with the Company as the surviving limited partnership in such merger.  At the effective time of the merger, each outstanding depositary receipt of the Company was converted into the right to receive the cash merger consideration.  At the effective time of the merger NWHL GP LLC, a Delaware limited liability company, the sole general partner of Acquisition, became the sole general partner of the Company and NWHL Investment LLC, a Delaware limited liability company, the sole limited partner of Acquisition, became the sole limited partner of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 27, 2004	By: NWHL GP LLC, its general partner

		By:	/s/ Edward C. Giermann
		Name:	Edward C. Giermann
		Title:	Secretary and General Counsel